UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND \

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger, Esq.

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

and

Neil J. Wertlieb, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, California 90017-5735

Telephone: (213) 892-4000

Facsimile: (213) 892-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

1.	Names of Reporting Persons Michael J. Dickman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

1.	Names of Reporting Persons David W. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

1.	Names of Reporting Persons Mark Langdale

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas and Chairman of the Board of TRT Holdings (“Mr. Rowling” and, together with TRT Holdings, “TRT”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009 and Amendment No. 2 filed on January 23, 2009 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 2.           Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a, (b), (c), and (f)

Michael J. Dickman, David W. Johnson and Mark Langdale are hereby added as Reporting Persons to the Schedule 13D (collectively, with TRT, the “Reporting Persons”).

Mr. Rowling is a nominee for the Board of Directors of the Issuer (the “Board”) and his principal occupation is directing the business operations of TRT Holdings and its affiliates.  In that capacity, Mr. Rowling acts as the Chairman of the Board of TRT Holdings and a member of its Board of Directors.  The principal business address of TRT Holdings is 600 East Las Colinas Blvd., Suite 1900, Irving, Texas  75039.  Mr. Rowling is an individual resident of the State of Texas and a citizen of the United States.

Michael J. Dickman (“Mr. Dickman”) is a nominee for the Board and his principal occupation is serving as a consultant.  The principal business address of Mr. Dickman is 3 West Eaton Place, London, England SW1X 8LU.  Mr. Dickman is an individual resident of the United Kingdom and a citizen of the United States.

David W. Johnson (“Mr. Johnson”) is a nominee for the Board and his principal occupation is serving as the President and Chief Executive Officer of Ambridge Hospitality.  Ambridge Hospitality’s principal business is serving as a hotel management company.  Its business address is 4100 Midway Road, Suite 2115, Carrollton, Texas 75007.  Mr. Johnson is an individual resident of the State of Texas and a citizen of the United States.

Mark Langdale (“Mr. Langdale”) is a nominee for the Board and his principal occupation is serving as the President of the George W. Bush Foundation.  The George W. Bush Foundation is a non-profit educational foundation responsible for designing, building and supporting the George W. Bush Presidential center at Southern Methodist University.  Mr. Langdale is a resident of the State of Texas and a citizen of the United States.

(d) and (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

TRT Holdings is nominating candidates to serve on the Board.  On January 28, 2009, TRT delivered a nomination notice (the “Nomination Notice”) to the Issuer nominating Messrs. Rowling, Dickman, Johnson and Langdale (collectively, the “Nominees”), as set forth therein, for election to the Board at the Issuer’s next meeting of stockholders at which directors are to be elected (the “Annual Meeting”).  Also on January 28, 2009, TRT Holdings issued a press release announcing the delivery of the Nomination Notice (the “Press Release”).  A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and a copy of the Nomination Notice is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (c)

CUSIP No. 367905106

None of Messrs. Dickman, Johnson and Langdale directly owns any Common Shares nor has any of them entered into any transactions in the Common Shares during the past 60 days.  Each of Messrs. Dickman, Johnson and Langdale, by virtue of his status as a director nominee of TRT Holdings, may be deemed to beneficially own the 6,131,930 Common Shares owned by TRT Holdings.  Each of Messrs. Dickman, Johnson and Langdale disclaims beneficial ownership of any Common Shares.

(b)                                 Not applicable for Messrs. Dickman, Johnson and Langdale.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)                                  Not applicable for any Reporting Person.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

TRT Holdings has entered into letter agreements between itself and each of the Nominees pursuant to which TRT Holdings has agreed to: (i) reimburse each of the Nominees for their respective out-of-pocket expenses incurred in connection with serving as a nominee for election to the Board; (ii) indemnify each of the Nominees against claims arising out of their respective participation in the solicitation of proxies from the Issuer’s stockholders in connection with matters to be voted on at the Annual Meeting and any related transactions; and (iii) indemnify each of the Nominees against claims arising out of his service on the Board to the fullest extent permitted by applicable law.  A form of the letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following exhibits:

Exhibit 99.1                                 Press Release, dated January 28, 2009, announcing the delivery by TRT of the Nomination Letter to the Issuer

Exhibit 99.2                                 Nomination Notice, dated January 28, 2009, from TRT to the Issuer

Exhibit 99.3                                 Form of Indemnification Agreement

Exhibit 99.4                                 Joint Filing Agreement, dated January 28, 2009

Exhibit 99.5                                 Power of Attorney for Michael J. Dickman

Exhibit 99.6                                 Power of Attorney for David W. Johnson

Exhibit 99.7                                 Power of Attorney for Mark Langdale

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 28, 2009

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Name:	Robert B. Rowling

/s/ James D. Caldwell
Name:	James D. Caldwell
As attorney-in-fact for Michael J. Dickman,
David W. Johnson and Mark Langdale

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).